Exhibit 99.1

IM CANNABIS CORP.

IM Cannabis Reports First Quarter 2023 Financial Results;

Gross Profit Increased 46% Year-over-Year

IMC leans further into its strategy, continuing to focus on the Israeli and German markets with a primary goal of sustainably increasing revenue in each of these core markets, while accelerating its path to profitability through active cost management and margin improvement.

TORONTO, and GLIL YAM, Israel, May 15, 2023 /PRNewswire/ -- IM Cannabis Corp. (the "Company" or "IMC") (NASDAQ: IMCC) (CSE: IMCC), an international medical cannabis company, announced its financial results today for the first quarter ended March 31, 2023. All amounts are reported in Canadian dollars and compared to Q1 2022 unless otherwise stated.

Q1 2023 Financial Highlights

•	46% increase in gross profit and 35% compared to Q4, 2022
•	42% decrease in operating expenses
•	100% decrease in net loss driven by the increase in gross profit and decrease in operating expenses
•	Revenues stayed stable with a 1% year-over-year increase to $13.2 million

Management Commentary

"In 2022 IMC reworked its strategy," said Oren Shuster, Chief Executive Officer of IMC. "We shifted our focus to meeting patients' and pharmacies' needs. During Q1 of this year, we have continued this transition. IMC is becoming a lean and agile company, with a clear focus on building brands that consumers love, driven by consumer insight."

"The strategic shift drove the additional restructuring initiatives we announced this quarter - the reorganization of the Company's management and operations to better suit the current market environment and our short- to mid-term objectives. This allowed us to focus on core activities, drive efficiencies and reduce costs in furtherance of the goal to realize sustainable profitability. We are already seeing the results of our shift in strategy in our Q1 results. Our gross profit increased 46% compared to Q1 2022, while our revenue stayed stable", concluded Shuster.

Operational Highlights

•
On March 8, 2023, the Company announced that as part of its ongoing restructuring initiatives, it would be reducing its workforce in Israel by 21% across all functions (including executives), estimated to result in annualized cost savings of $3.6 million from mid-2023 while maintaining revenue.

•
In January and February of 2023, the Company issued an aggregate of 2,828,248 units of the Company (each a "Unit") at a price of US$1.25 per Unit for aggregate gross proceeds of US$3,535,310 in a series of closings pursuant to a non-brokered private placement offering pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the "LIFE Offering"). Each Unit consisted of one common share of the Company (each, a "Common Share") and one Common Share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue. In addition, a non-independent director of the Company subscribed for an aggregate of 131,700 Units under the LIFE Offering at an aggregate subscription price of US$164,625. The director's subscription price was satisfied by the settlement of US$164,625 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company.

•
Concurrent with the LIFE Offering, the Company issued an aggregate of 2,317,171 Units on a non-brokered private placement basis at a price of US$1.25 per Unit for aggregate gross proceeds of approximately US$2,896,464.

Q1 2023 Financial Results

•	Revenues for the first quarter of 2023 were $13.2 million compared to $13 million in the first quarter of 2022, an increase of 1%.

•
Total Dried Flower sold in the first quarter of 2023 was approximately 1,842kg with an average selling price of $6.59 per gram compared to approximately 1,415kg in the first quarter of 2022 with an average selling price of $8.13 per gram. The decrease in average selling price was caused by increased competition within the retail segment.

•
Gross Profit for the first quarter of 2023 was $3.5 million, compared to $2.4 million in the first quarter of 2022, an increase of 46%. The increase is mainly attributable to increased high margin sales of imported premium cannabis products, and reduction of costs of sales.

•	Gross Margin, before fair value adjustments, in the first quarter of 2023 was 30%, compared to 24% in the first quarter of 2023, an increase of 25%.

•
General and Administrative Expenses in the first quarter of 2023 were $3.2 million, compared to $3.9 million in the first quarter of 2022, a decrease of 18%. The decrease in the general and administrative expense is mainly attributable to reduced employee salaries derived from the restructuring plan in Israel announced in the first quarter of 2023 and presented separately in the interim financial statement for the period.

•
Selling and Marketing Expenses in the first quarter of 2023 were $2.8 million, compared to $2.5 million in the first quarter of 2022, an increase of 12%. The increase was due mainly to the Company's increased marketing efforts in Israel and the rising distribution costs of the Company's products.

•
Total Operating Expenses in the first quarter of 2023 were $6.5 million, compared to $11.3 million in the first quarter of 2022, a decrease of 41%. Most of the decline can be attributed to restructuring that took place in the first quarter of 2022.

•	Operating Loss in the first quarter of 2023 was $3.0 million, compared to $8.9 million in the first quarter of 2022, a decrease of 66%.

•
Non-IFRS Adjusted EBITDA Loss in the first quarter of 2023 was $1.3 million, compared to an Adjusted EBITDA Loss of $2.9 million in the first quarter of 2022, a decrease of 55%. The decrease is mainly attributable to improved performance of the Company's gross margin and a reduction in general and administrative expenses, such as cost reduction, cost efficiencies and other corporate expense reductions.

•
Net Gain From Continuing Operations in the first quarter of 2023 was $0.04 million, compared to a loss of $7.1 million in the first quarter of 2022, a decrease of 100%, driven mostly by a decrease in operation expenses, increase in finance income and higher gross margin.

•	Basic and Diluted (Loss) Gain per Share From Continuing Operations in the first quarter of 2023 was $0.03, compared to a loss of $(0.08) per share in the first quarter of 2022.

•	Cash and Cash Equivalents as of March 31, 2023 were $1.4 million, compared to $2.9 million in December 31, 2022.

•
Total Assets as of March 31, 2023 were $56.8 million, compared to $60.7 million in December 31, 2022, a decrease of 6%. The decrease is mainly attributed to reduced cash and cash equivalents and to trade receivables.

•	Total Liabilities as of March 31, 2023 were $32.2 million, compared to $36.9 in December 31, 2022, a decrease of approximately 13%. The decrease was mainly due to the reduction in trade payables.

The complete non- audited interim condensed consolidated financial statements of the Company and related management's discussion and analysis for the three months ended March 31, 2023, will be available under the Company's SEDAR profile at www.sedar.com and will be available on EDGAR at www.sec.gov/edgar.

Q1 2023 Conference Call

The Company will host a zoom web conference call today at 9:00 a.m. ET to discuss the results, followed by a question-and-answer session for the investment community. Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at https://investors.imcannabis.com/ within 24 hours after the call.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has recently exited operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients. Until recently, the Company also actively operated in Canada through Trichome Financial Corp and its wholly owned subsidiaries, where it cultivated, processed, packaged, and sold premium and ultra-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada. The Company has exiting operations in Canada and considers these operations discontinued.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to the Company leaving the Canadian cannabis market to focus on Israel and Germany; achieving profitability and shareholder value; statements regarding the Company's ongoing restructuring of its operations, including the reduction in its Israeli workforce, the strategic plans of the Company, estimated cost reductions and maintaining revenues.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the development and introduction of new products; continuing demand for medical and adult-use recreational cannabis in the markets in which the Company operates; the Company's ability to reach patients through both e-commerce and brick and mortar retail operations; the Company's ability to maintain and renew or obtain required licenses; the effectiveness of its products for medical cannabis patients and recreational consumers; and the Company's ability to market its brands and services successfully to its anticipated customers and medical cannabis patients.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:  any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and Focus Medical (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt and war, conflict and civil unrest in Eastern Europe and the Middle East.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated March 31, 2023, which is available on the Company's issuer profile on SEDAR at www.sedar.com and Edgar at www.sec.gov. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-IFRS Measures

This press release makes reference to "Gross Margin" and "Adjusted EBITDA", which are financial measures that are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as complementary information to the Company's IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

For an explanation of how management defines Gross Margin and Adjusted EBITDA, see the Company's management's discussion and analysis for the period ended December 31, 2022, available under the Company's SEDAR profile at www.sedar.com on EDGAR at www.sec.gov/edgar.

We reconcile these non-IFRS financial measures to the most comparable IFRS measures as set out below.

Company Contact:

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2023	December 31, 2022
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		$1,419	$2,449
Trade receivables		6,227	8,684
Advances to suppliers		2,161	1,631
Other accounts receivable		3,657	3,323
Inventories	4	16,156	16,585

		29,620	32,672
NON-CURRENT ASSETS:

Property, plant and equipment, net		5,435	5,221
Investments in affiliates		2,347	2,410
Right-of-use assets, net		1,701	1,929
Deferred tax assets, net		824	763
Intangible assets, net		7,349	7,910
Goodwill		9,515	9,771

		27,171	28,004

Total assets		$56,791	$60,676

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2023	December 31, 2022
	Note	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$9,240	$15,312
Bank loans and credit facilities		7,957	9,246
Other accounts payable and accrued expenses		6,203	6,013
Accrued purchase consideration liabilities		1,951	2,434
Current maturities of operating lease liabilities		676	814

		26,027	33,819

NON-CURRENT LIABILITIES:
Warrants measured at fair value	5	3,398	8
Operating lease liabilities		990	1,075
Long-term loans		393	399
Employee benefit liabilities, net		182	246
Deferred tax liability, net		1,250	1,332

		6,213	3,060

Total liabilities		32,240	36,879

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	6

Share capital and premium		246,866	245,776
Translation reserve		888	1,283
Reserve from share-based payment transactions		15,159	15,167
Accumulated deficit		(239,229)	(239,574)

Total equity attributable to equity holders of the Company		23,684	22,652

Non-controlling interests		867	1,145

Total equity		24,551	23,797

Total liabilities and equity		$56,791	$60,676

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2023	2022 (*)

Revenues		$13,173	$13,001
Cost of revenues		9,286	9,915
Gross profit before fair value adjustments		3,887	3,086

Fair value adjustments:
Unrealized change in fair value of biological assets		-	(315)
Realized fair value adjustments on inventory sold in the period		(339)	(366)
Total fair value adjustments		(339)	(681)

Gross profit		3,548	2,405

General and administrative expenses		3,175	3,947
Selling and marketing expenses		2,805	2,461
Restructuring expenses		283	3,747
Share-based compensation		258	1,110
Total operating expenses		6,521	11,265

Operating loss		2,973	8,860

Finance income	5	3,796	2,886
Finance expense		(795)	(1,333)
Finance income, net		3,001	1,553

Gain (loss) before income taxes		28	(7,307)

Income tax benefit		(15)	(225)

Net (loss) gain from continuing operations		43	(7,082)

Net loss from discontinued operations		-	3,659

Net (loss) gain		43	(10,741)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods		36	-

Exchange differences on translation to presentation currency		(562)	(1,792)

Total other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods		(526)	(1,792)

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:

Adjustments arising from translating financial statements of foreign operation		155	858

Total other comprehensive income that will be reclassified to profit or loss in subsequent periods		155	858

Total other comprehensive loss		371	934

Total comprehensive loss		$328	$11,675

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2023	2022 (*)

Net income (loss) attributable to:
Equity holders of the Company		309	(9,452)
Non-controlling interests		(266)	(1,289)

		$43	$(10,741)
Total comprehensive income (loss) attributable to:
Equity holders of the Company		(50)	(10,290)
Non-controlling interests		(278)	(1,385)

		$(328)	$(11,675)
Net income (loss) per share attributable to equity holders of the Company:	7

Basic and diluted (loss) gain per share (in CAD)		$0.03	$(0.14)

Earnings (loss) per share attributable to equity holders of the Company from continuing operations:
Basic and diluted (loss) gain per share (in CAD)		$0.03	$(0.08)

Loss per share attributable to equity holders of the Company from discontinued operations:
Basic and diluted loss per share (in CAD)		$-	$(0.06)

(*) Reclassified in respect of discontinued operations – see Note 9.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2023	2022
Cash provided by operating activities:

Net income (loss) for the period	$43	$(10,741)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	-	(1,079)
Fair value adjustment on sale of inventory	339	863
Fair value adjustment on Warrants, investments and accounts receivable	(3,636)	(2,688)
Depreciation of property, plant and equipment	174	1,038
Amortization of intangible assets	456	636
Depreciation of right-of-use assets	179	163
Finance expenses, net	635	2,132
Deferred tax liability, net	(150)	(542)
Share-based payment	258	1,610
Share-based acquisition costs related to business combination with acquisition of subsidiary	-	-
Revaluation of other receivable	-	67
Restructuring expense	283	3,069
	(1,462)	5,269

Changes in working capital:
Decrease (increase) in trade receivables	1,937	(6,009)
Decrease (increase) in other accounts receivable and advances to suppliers	(940)	1,892
Decrease (increase) in biological assets, net of fair value adjustments	-	641
Decrease (increase) in inventories, net of fair value adjustments	90	(1,847)
Decrease (increase) in trade payables	(6,021)	2,377
Changes in employee benefit liabilities, net	(22)	(83)
Increase in other accounts payable and accrued expenses	(14)	(437)

	(4,970)	(3,466)

Taxes (paid) received	328	(505)

Net cash used in operating activities	(6,061)	(9,443)

Cash flows from investing activities:

Purchase of property, plant and equipment	(411)	(682)
Payment of purchase consideration	(56)	-
Proceeds from loan receivable	-	350

Net cash used in investing activities	$(467)	$(332)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2023	2022
Cash flow from financing activities:

Proceeds from issuance of share capital, net of issuance costs	825	-
Proceeds from issuance of warrants	7,027	-
Proceeds from exercise of options	-	333
Repayment of lease liability	(175)	(371)
Interest paid - lease liability	(18)	(435)
Receipt (repayment) receipt of bank loan and credit facilities	(1,046)	6,047
Cash paid for interest	(56)	(211)

Net cash provided by financing activities	6,557	5,363

Effect of foreign exchange on cash and cash equivalents	(1,059)	824

Decrease in cash and cash equivalents	(1,030)	(3,588)
Cash and cash equivalents at beginning of the period	2,449	13,903

Cash and cash equivalents at end of the period	$1,419	$10,315

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$49	$169
Issuance of shares in payment of purchase consideration liability	$-	$3,147
Issuance of shares in payment of debt settlement to a non-independent director of the company	$222	$-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.